

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2024

Jonathan Lock
Senior Vice President, Chief Financial Officer
Chemours Co
1007 Market Street
Wilmington, Delaware 19801

>   **Re: Chemours Co**
>   **Form 10-K for Fiscal Year ended December 31, 2022**
>   **File No. 001-36794**

Dear Jonathan Lock:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Sincerely,

  Division of Corporation Finance
  Office of Industrial Applications and Services